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11019811

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
200

SEC FILE NUMBER
8- 52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALES CAPITAL SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE STE 2050
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY LEE 415-464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

1454 RT 22, SUITE A-104 (Address), BREWSTER (City) NY (State) 10509 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/25

OATH OR AFFIRMATION

I, JOHN KRASKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALES CAPITAL SECURITIES, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/25/2011

PRESIDENT
Title

Notary Public

JOYCE MARY JOYCE
NOTARY PUBLIC, State of New York
No. 01JO4737450
Qualified in Queens County
Commission Expires August 31, 20 13

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALES CAPITAL SECURITIES

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010
with Report of Registered Public Accounting Firm

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Report of Registered Public Accounting Firm

To the Stockholder and Board of Directors
of Hales Capital Securities

We have audited the accompanying statement of financial condition of Hales Capital Securities (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hales Capital Securities at December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atti & Company, PLLC

January 18, 2011

HALES CAPITAL SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets:	
Cash, including money market account	$ 580,302
Prepaid expenses	2,897
	583,199
Other Assets:	
Goodwill	59,270
Total Assets	$ 642,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accrued professional expenses	$ 4,300
Payable to affiliate	49,652
	53,952
Stockholder's Equity:	
Common stock, no par value	
Authorized shares – 15,000,000	
Issued and outstanding – 10,000	7,200
Preferred stock, no par value	
Authorized shares – 7,500,000	
Issued and outstanding – 0	-
Additional paid-in-capital	201,104
Retained earnings	380,213
	588,517
Total Liabilities and Stockholder's Equity	$ 642,469

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Advisory fees	$ 628,750
Interest and other income	5,404
	634,154
Expenses:	
Expenses charged by affiliate (Note 4)	303,673
Professional fees	21,102
Consultants	27,937
Other expenses	12,192
	364,904
Net Income (Note 5)	$ 269,250

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total Shareholder's Equity
Balance at beginning of year	$ 7,200	$ 201,104	$ 110,963	$ 319,267
Net income			269,250	269,250
Balance at end of year	$ 7,200	$ 201,104	$ 380,213	$ 588,517

The accompanying notes are an integral part of these financial statements.

HALES CAPITAL SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 269,250
Decrease in receivables and prepaid expenses	37,033
Increase in payable and accrued expenses	45,022
Net cash provided by operating activities	351,305
Cash at beginning of year	228,997
Cash at end of year	$ 580,302

The accompanying notes are an integral part of these financial statements.

1. Summary Description of Business Activities

Hales Capital Securities (the "Company") was formed on August 21, 2000 in the state of California. The Company received its license from Financial Industry Regulatory Authority to become a licensed securities broker-dealer in May 2001 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides placement securities services for securities-based transactions, financial advisory services and fairness opinions. It is a wholly owned subsidiary of Hales Group, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Effective July 16, 2002, all of the common stock of the Company was acquired for cash by Hales Group, Inc. The acquisition resulted in a new basis of accounting for the Company. The net purchase price, plus acquisition costs, of $59,270, was recorded as goodwill in the Company's financial statements.

As a wholly-owned subsidiary, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Fee Income

Advisory fees are recognized as revenue when the services related to the underlying transaction are completed under the terms of the engagement.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2010, the Company had net capital of $ 521,350 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .102 to 1 at December 31, 2010.

4. Fee and Services From Affiliate

Hales and Company, Inc., a wholly owned subsidiary of Hales Group, Inc., provides professional staff, general and administrative services to the Company. Total charges amounted to $303,673 in 2010 and comprised:

Salaries and benefits	$ 273,783
Rent	17,472
Other	12,418
	$ 303,673

5. Income Taxes

The Company is a qualified Subchapter-S subsidiary of Hales Group, Inc. Subchapter-S corporations do not pay income taxes. Income and deductions are passed through to the shareholders. Accordingly, there is no provision for income taxes in the accompanying financial statements.

6. FINRA

The Financial Industry Regulatory Authority (FINRA) has completed its Sales Practice examination of the Company. The results had no material impact on the Company's financial statements.

HALES CAPITAL SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2010

Net capital		
Total shareholder's equity	$	588,517
Less non-allowable assets		(62,167)
Net capital	$	526,350
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable and accrued expenses	$	53,952
Total aggregate indebtedness	$	53,952
Computation of basic net capital requirement		
Net capital	$	526,350
Minimum net capital required (greater of $5,000 or 6.67% of indebtedness)		(5,000)
Excess net capital	$	521,350
Ratio: Aggregate indebtedness to net capital		.102 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2010.

SCHEDULE II

HALES CAPITAL SECURITIES
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.